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                     June 21, 2021

       Hassan Baqar
       Chief Financial Officer
       FG New America Acquisition Corp.
       105 S. Maple Street
       Itasca, IL 60143

                                                        Re: FG New America
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 18,
2021
                                                            File No. 001-39550

       Dear Mr. Baqar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance